Devine Entertainment Corporation
                                    Suite 504
                                2 Berkeley Street
                                Toronto, Ontario
                                 Canada M5A 2W3

                                                                    May 26, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

              Re: Amendment No. 1 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Reference is made to the letter dated March 15, 2005 from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission ("SEC") to David Devine. As requested pursuant to such letter, please be advised that Devine Entertainment Corporation, an Ontario, Canada corporation (the "Company"), hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing (the "Filing"); (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the Filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Filing; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

                                          Very truly yours,

                                          Devine Entertainment Corporation

                                          By: /s/ David Devine
                                              ----------------
                                              David Devine
                                              President